UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              SCHEDULE 13D


               Under the Securities Exchange Act of 1934

                       (Amendment No. _________)1


                 Bogen Communications International,Inc.
                             (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                              097189-10-4
                             (CUSIP Number)


Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications:

      Howard Feitelberg,
      Highbridge Capital Corporation,
      The Residence, Unit #2, South Church Street,
      Grand Cayman, Cayman Islands,
      British West Indies,
      Tel: (345) 945-1400

Date of Event which Requires Filing of this Statement: November 26, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement. A fee is not required only if the reporting person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
    Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).


(Continued on following pages)


                             SEC 1746 (12/91)

                               097189-10-4
                               (CUSIP No.)

1. NAME OF REPORTING PERSON
SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highbridge Capital Corporation - not applicable

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

3.SEC USE ONLY

4.SOURCE OF FUNDS* Highbridge Capital Corporation - WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

6.CITIZENSHIP OR PLACE OF ORGANIZATION:

Highbridge Capital Corporation - Cayman Islands, British West Indies

7.NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    SOLE VOTING POWER: 0*

    SHARED VOTING POWER: 0*

    SOLE DISPOSITIVE POWER: 0*

    SHARED DISPOSITIVE POWER: 0*

8.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: *688,385


9.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       []

10.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     	24.66%

11. TYPE OF REPORTING PERSON:

Highbridge Capital Corporation - BD

* Represents shares of common stock into which 37,000 shares of non-voting convertible preferred stock beneficially owned by the Reporting Persons are convertible.



                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                           (Amendment No. _________)1

                    Bogen Communications International,Inc.
                               (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                 	097189-10-4
                                 (CUSIP Number)

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

       Ronald S. Resnick,
       Highbridge Capital Management, Inc.
       767 Fifth Avenue, 23rd Floor,
       New York, New York  10153
       Tel: (212) 751-4510

Date of Event which Requires Filing of this Statement: November 26, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement:

A fee is not required only if the reporting person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less ofsuch class) (See Rule 13d-7).

(Continued on following pages)

                           SEC 1746 (12/91)

                        CUSIP No.  097189-10-4


1.NAME OF REPORTING PERSON
SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highbridge Capital Management, Inc. - 13-3530951

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)


3.SEC USE ONLY

4.SOURCE OF FUNDS*

    Highbridge Capital Management, Inc. - not applicable

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).


6.CITIZENSHIP OR PLACE OF ORGANIZATION:

Highbridge Capital Management, Inc. - State of Delaware

7.NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    SOLE VOTING POWER:0*

    SHARED VOTING POWER:0*

    SOLE DISPOSITIVE POWER:0*

    SHARED DISPOSITIVE POWER:0*

8.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:*688,385


9.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



10.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             	24.66%

11.TYPE OF REPORTING PERSON:

Highbridge Capital Management, Inc. - CO

* Represents shares of common stock into which 37,000 shares of non-voting convertible preferred stock beneficially owned by the Reporting Persons are convertible.

  Introduction:

  This statement is filed by Highbridge Capital Corporation ("HCC") and Highbridge Capital Management, Inc. ("HCM") (HCC and HCM are sometimes referred to herein collectively as the "Reporting Persons") to report the acquisition by HCC of 37,000 shares of convertible preferred stock (the "Preferred Stock") of Bogen Communications International, Inc.
  (the "Issuer") which is convertible into 688,385 shares of the Issuer's common stock. HCM is the trading manager of HCC. The Preferred Stock carries a payment-in kind dividend that will increase the number of common shares into which the Preferred Stock my be converted.

Item 1.

Security and Issuer

The title of the class of equity securities to which this statement relates is:

        Bogen Communications International, Inc. common stock

The name and address of the principal executive and business office of the Issuer is:

        50 Spring Street, Ramsey, NJ  07446

Item 2.

Identity and Background

        (a)Highbridge Capital Corporation
        (organized in the Cayman Islands; principal business is engaging in arbitrage and absolute return investment strategies in the global equity and corporate debt securities markets)

        Highbridge Capital Management, Inc.
        (organized in the state of Delaware; principal business is acting as trading manager of Highbridge Capital Corporation)

        Glenn R. Dubin
        Henry Swieca
        Howard Feitelberg
        Mario Benbassat
        Bernard Loze
        Julio Mario Santo Domingo

(b)Highbridge Capital Corporation:
The Residence, Unit #2, South Church Street,
Grand Cayman, Cayman Islands, British West Indies

Highbridge Capital Management, Inc.:
767 Fifth Avenue, 23rd Floor, New York, NY 10153

Glenn R. Dubin:	767 Fifth Avenue, 23rd Floor, New York, NY 10153
Henry Swieca:	767 Fifth Avenue, 23rd Floor, New York, NY 10153
Howard Feitelberg:	The Residence, Unit #2, South Church Street,
Grand 	Cayman, Cayman Islands, British West Indies
Mario Benbassat:	6, Place Camoletti, 1207 Geneva, Switzerland
Bernard Loze:	Loze Associates, 43, Avenue Marceau, 75116 Paris, France
Julio Mario Santo Domingo:	Alpha Asset Management, 9 place du bourg
de four, Geneva 	CH-1204, Switzerland

(c)	Glenn R. Dubin:	Co-Chairman -	Highbridge Capital Management, Inc.
767 Fifth Avenue, New York, NY 10153
Co-Chairman -	Dubin & Swieca Companies
767 Fifth Avenue, New York, NY   10153
Director -	Highbridge Capital Corporation
The Residence, Unit #2, South Church Street,
Grand Cayman, Cayman Islands, British West Indies

Henry Swieca:	Co-Chairman -	Highbridge Capital Management, Inc.
767 Fifth Avenue, New York, NY 10153
Co-Chairman -	Dubin & Swieca Companies
767 Fifth Avenue, New York, NY   10153
Director -	Highbridge Capital Corporation
The Residence, Unit #2, South Church Street,
Grand Cayman, Cayman Islands, British West Indies

Howard Feitelberg:Controller -	Highbridge Capital Corporation
The Residence, Unit #2, South Church Street,
Grand Cayman, Cayman Islands, British West Indies
Director -	Highbridge Capital Corporation
The Residence, Unit #2, South Church Street,
Grand Cayman, Cayman Islands, British West Indies

Mario Benbassat:	General/Managing
Director -	Genevalor, Benbassat & Cie
6, Place Camoletti, 1207 Geneva, Switzerland
Director - Highbridge Capital Corporation
The Residence, Unit #2, South Church Street,
Grand Cayman, Cayman Islands, British West Indies

Bernard Loze:	Chairman -	Loze & Associates
43, Avenue Marceau, 75116 Paris, France
Director - Highbridge Capital Corporation
The Residence, Unit #2, South Church Street,
Grand Cayman, Cayman Islands, British West Indies

Julio Mario Santo Domingo	President - Alpha Asset Management, S.A.
9, place du bourg de four, Geneva CH-1204, Switzerland
Director -	Highbridge Capital Corporation
The Residence, Unit #2, South Church Street,
Grand Cayman, Cayman Islands, British West Indies

(d)-(e)

Neither the Reporting Persons nor any of the persons enumerated in General Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor any of the persons enumerated in General Instruction C has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibing or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


(f)	Citizenship

     Glenn R. Dubin	United States
     Henry Swieca	United States
     Howard Feitelberg	Canada
     Mario Benbassat	Switzerland
     Bernard Loze	France
     Julio Mario Santo Domingo	Columbia and Brazil


Item 3.	Source and Amount of Funds or Other Consideration

The funds for the purchase of the Preferred Stock came from the working capital of Highbridge International LDC ("HILDC"), a wholly owned subsidiary of Highbridge Capital Corporation, which purchased $3,700,000 of the Preferred Stock.


Item 4.	Purpose of Transaction

The Preferred Stock was acquired for investment purposes. The Reporting Persons have no plans or proposals that relate to the events stated in (a) through (j) in Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to communicate with management, other shareholders of the Issuer and other parties regarding methods of enhancing shareholder value.


Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons are deemed to be the beneficial owners of 688,385 shares of common stock of the Issuer. As of November 26, 1997, there were 2,791,611 shares of common stock outstanding. Therefore, Reporting Persons may be deemed to beneficially own 24.66% of the outstanding shares of common stock of the Issuer.

The Reporting Persons are deemed to have shared power to vote or to direct the vote of, and are deemed to shared power to dispose or to direct the disposition of, on all 688,385 shares of common stock of the Issuer into which the Preferred Stock is convertible.

Highbridge International LDC purchased 37,000 shares of the Preferred Stock of the Issuer from the Issuer for $3,700,000 on November 26, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

HILDC together with unrelated other investors (collectively, the "Investors") purchased the Preferred Stock from the Issuer pursuant to a convertible Preferred Stock Purchase Agreement dated November 26, 1997. Pursuant to the terms of the Agreement, the Issuer agreed to issue to the Investors (including HILDC) an aggregate 200,000 shares of its Preferred Stock for an aggregate purchase price of US$20,000,000. Such Preferred Stock presently is convertible into an aggregate 3,721,000 shares representing an aggregate of 63.89% of the Issuer's Common Stock on a fully diluted basis.


Item 7. Material to Be Filed as Exhibits

None



                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Highbridge Capital Corporation


                     /s/ Howard Feitelberg
             By:_________________________________
                Howard Feitelberg, Controller

                        December 3, 1997
             Date________________________________



             Highbridge Capital Management, Inc.


                      /s/ Ronald S. Resnick
             	By:________________________________
                 Ronald S. Resnick, Managing Director

                        December 3, 1997
              Date_______________________________